Exhibit (a)(9)

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss	SUPERIOR COURT DEPARTMENT

CHESTER COUNTY EMPLOYEES
RETIREMENT FUND, on Behalf of Itself and
All Others Similarly Situated

Plaintiffs	Case No. 10-3065

v.

GENZYME CORPORATION, HENRI A.
TERMEER, DOUGLAS A. BERTHIAUME,
ROBERT J. BERTOLINI, GAIL K.
BOUDREAUX, STEVEN J. BURAKOFF,
ROBERT J. CARPENTER, CHARLES L.
COONEY, VICTOR J. DZAU, ERIC J.
ENDE, DENNIS M. FENTON, CONNIE
MACK III, RICHARD F. SYRON and
RALPH V. WHITWORTH,

Defendants.

FILED
IN THE OFFICE OF THE
CLERK OF COURTS
FOR THE COUNTY OF MIDDLESEX
AUG 16 2010
/s/ [ILLEGIBLE]
CLERK

CLASS ACTION COMPLAINT

Chester County Employees Retirement Fund (“Plaintiff”), by and through its undersigned counsel, upon knowledge as to itself and upon information and belief as to all other matters, alleges as follows:

NATURE OF THE ACTION

1.                                          Plaintiff is a holder of common stock of Genzyme Corporation (“Genzyme” or the “Company”). Plaintiff brings this action individually and as a class action on behalf of all holders of Genzyme’s common stock other than the defendants and their affiliates (the “Class”).

Plaintiff seeks injunctive and other equitable relief to require Genzyme’s Board of Directors (the “Board”) to fulfill its fiduciary duties to the Company and its shareholders by pursuing good faith negotiations with Sanofi-Aventis SA (“Sanofi”), and any other potential bidders for the Company, and engaging in an open and honest process regarding the potential sale of the Company. Plaintiff also seeks to invalidate and to enjoin the Board’s deployment of any entrenchment and defensive measures designed to prevent Genzyme stockholders from receiving and accepting a valid and value-maximizing offer for their Genzyme shares.

THE PARTIES

2.                                       Plaintiff is the owner of shares of common stock of Genzyme and has been the owner of such shares continuously since prior to the wrongs complained of herein.

3.                                       Defendant Genzyme is a corporation duly existing and organized under the laws of Massachusetts, with its principal executive offices located at 500 Kendall Street, Cambridge, Massachusetts 02142. Genzyme is a biotechnology company with more than 12,000 employees in locations around the world. Genzyme is and at all times relevant hereto was listed and traded on the NASDAQ Stock Exchange under the symbol “GENZ.”

4.                                       Defendant Henri A. Termeer (“Termeer”) has served as President of Genzyme since 1983, as Chief Executive Officer (“CEO”) of the Company since 1985, and as Chairman since 1988. Termeer is a member of the Risk Oversight Committee and the Strategic Planning and Capital Allocation Committee.

5.                                       Defendant Douglas A. Berthiaume (“Berthiaume”) has served as a director of Genzyme since 1988. Berthiaume is a member of the Compensation Committee and the Nominating and Governance Committee.

6.                                       Defendant Robert J. Bertolini (“Bertolini”) has served as a director of Genzyme since 2009. Bertolini is chair of the Audit Committee and a member of the Strategic Planning and Capital Allocation Committee.

7.                                       Defendant Gail K. Boudreaux (“Boudreaux”) has served as a director of Genzyme since 2004. Boudreaux is chair of the Risk Oversight Committee and a member of the Audit Committee.

8.                                       Defendant Steven J. Burakoff (“Burakoff”) has served as a director of Genzyme since 2010. Burakoff is a member of the Compensation Committee and the Risk Oversight Committee. Burakoff was appointed to the Board as part of a proxy context settlement with Carl C. Icahn (“Icahn”), who purportedly holds approximately 4.9% of the Company’s outstanding stock.

9.                                       Defendant Robert J. Carpenter (“Carpenter”) has served as a director of Genzyme since 1994. Carpenter currently serves as the Company’s Lead Independent Director.  Carpenter is a member of the Compensation Committee and the Strategic Planning and Capital Allocation Committee.

10.                                 Defendant Charles L. Cooney (“Cooney”) has served as a director of Genzyme since 1983. Cooney is the chair of the Compensation Committee and a member of the Nominating and Governance Committee.

11.                                 Defendant Victor J. Dzau (“Dzau”) has served as a director of Genzyme since 2000. Dzau is a member of the Compensation Committee and the Risk Oversight Committee.

12.                                 Defendant Eric J. Ende (“Ende”) has served as a director of Genzyme since 2010. Ende is a member of the Audit Committee and the Risk Oversight Committee.   Ende was appointed to the Board as part of a proxy context settlement with Icahn.

13.                                 Defendant Ralph V. Whitworth (“Whitworth”) has served as a director of Genzyme since 2010.  Whitworth is chair of the Strategic Planning and Capital Allocation Committee and a member of the Compensation Committee and the Nominating and Governance Committee. Whitworth is a founder, principal, and investment committee member of Relational Investors LLC (“Relational”), an investment fund specializing in strategic block investments. According to the Company’s 2010 Proxy filed with the Securities and Exchange Commission (“SEC”), Whitworth owns 4% of the outstanding shares of Company common stock.

14.                                   Defendant Connie Mack III (“Mack”) has served as a director of Genzyme since 2001. Mack is chair of the Nominating and Governance Committee and a member of the Audit Committee.

15.                                   Defendant Richard F. Syron (“Syron”) has served as a director of Genzyme since 2006. Syron is a member of the Audit Committee and the Nominating and Governance Committee.

16.                                   Defendant Dennis M. Fenton (“Fenton”) has served as a director of Genzyme since 2010. Fenton is a member of the Audit Committee and the Risk Oversight Committee. Fenton’s appointment to the Board on June 16, 2010 fulfilled a commitment made by the Company to nominate an independent director recommended by Relational.

17.                                   The defendants referred to in paragraphs 4 through 16 are collectively referred to herein as the “Individual Defendants.”

CLASS ACTION ALLEGATIONS

18.                                   Plaintiff brings this action individually and as a class action, pursuant to Rule 23 of the Massachusetts Rules of Civil Procedure, on behalf of all common stockholders of the

Company (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

19.                                   This action is properly maintainable as a class action.

20.                                   The Class is so numerous that joinder of all members is impracticable. As of April 9, 2010, there were over 266 million shares of Genzyme common stock outstanding.

21.                                   There are questions of law and fact which are common to the Class including, inter alia, the following:

(a)                                   whether defendants have breached their fiduciary and other common law duties owed by them to Plaintiff and the other members of the Class;

(b)                                  whether Plaintiff and the other members of the Class will be irreparably harmed by the wrongs complained of herein; and

(c)                                   whether Plaintiff and the Class are entitled to declaratory relief, injunctive relief or damages as a result of the wrongful conduct committed by defendants.

22.                                   Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

23.                                   The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would as a practical matter be dispositive of the interests of the other members not party to the adjudications or substantially impair or impede their ability to protect their interests.

24.                                   Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class, as a whole, is appropriate.

SUBSTANTIVE ALLEGATIONS

Genzyme Corporation

25.                                   Founded in 1981, and initially operating out of the top floor of an office building in Boston’s Chinatown section, Genzyme has grown from a small start-up into one the world’s largest biotechnology companies with a product and service portfolio focused on rare genetic disease disorders, renal diseases, orthopedics, cancer, transplant and immune disease, and diagnostic and predictive testing. The Company operates in four business segments: Genetic Diseases, Cardiometabolic and Renal, Biosurgery and Hematologic Oncology.

26.                                   Based on Fiscal Year 2009 (“FY09”) revenue, Genzyme’s top products include Cerezyme for the treatment of Gaucher disease ($793 million in FY09 revenue), Sevelamer for the treatment of renal, disease ($707 million in FY09 revenue), Fabrazyme for the treatment of Fabry disease ($431 million in FY09 revenue), and Synvisc for the treatment of osteoarthritis of the knee ($329 million in FY09 revenue).  In addition, the Company has several notable products in its pipeline, including alemtuzumb for the treatment of multiple sclerosis, mipomersen for the treatment of high-risk hypercholesterolemia, and eliglustat tartrate for the treatment of Gaucher disease. On July 22, 2010, the day before reports of Sanofi’s approach regarding a possible sale of the Company, Genzyme’s market value was $14.5 billion and its stock closed at $54.17 per share.

27.                                   Despite its headlining products and viable pipeline, the Company has been hindered by significant regulatory and manufacturing problems within the last year. In a commentary entitled “Bring Me the Head of Genzyme CEO Henri Termeer” published on CBS’ Interactive Business Network on November 17, 2009, Jim Edwards, a drug marketing analyst, summarized the woes of Genzyme as follows:

•                                         “The FDA rejected Genzyme’s Lumizyme drug for Pompe Disease due to manufacturing “deficiencies” at its Allston Landing, Mass. plant.”

•                                         “It was the second new drug application from Genzyme that the FDA has rejected. It nixed Clolar for leukemia in September.”

•                                         “The Allston plant has been the subject of a five-week inspection.”

•                                         “On Friday, garbage —steel, rubber and fiber — was found inside some of the drugs coming out the plant.”

•                                         “Production at the plant was halted in June due to viral contamination.”

•                                         “The company was warned in February that it wouldn’t pass an inspection unless it cleaned up its act.”

28.                                  Echoing industry rumors, Edwards wondered at the time, “How long will it be before Genzyme CEO Henri Termeer resigns? That question was asked openly at TheStreet.com, which named Termeer the worst Biotech CEO of 2009.”

29.                                  The most damaging and far reaching production problem encountered by the Company was the temporary closing of the Allston plant in June 2009 after it was contaminated by a virus that impairs cell growth. The closing directly impacted the production of Cerezyme and Fabrazyme, two key drugs from the Company’s genetic disease segment.

30.                                  Genzyme has clearly struggled in the wake of its manufacturing problems, particularly its issues at the Allston plant. The Company’s sales slumped 2% to $4.5 billion in 2009 following the virus contamination, and the Company’s troubles have persisted. According to recent public filings, during the second quarter of 2010, the Company’s net profit fell to $23,000, or nil per share, from $187.6 million, or $0.68 per share, a year before.  In addition, revenue fell to $1.08 billion from $1.23 billion a year ago, compared with analysts’ consensus forecasts of $1.16 billion.

31.                                   As the Company acknowledges in its 2009 Annual Report, “we are now in a recovery period.” Citing setbacks in manufacturing operations that hindered the Company’s ability to fully supply Cerezyme and Fabrazyme, the Company admittedly, “did not meet [its] commitment to patients or to shareholders.” Indeed, in a May 24, 2010 press release, the Company acknowledged that it is “currently shipping Cerezyme at approximately 50 percent of demand and approximately 30 percent of demand for Fabrazyme.”

32.                                   In addition to the impact on the Company’s performance, Genzyme’s manufacturing problems have incurred the wrath of the U.S. Food and Drug Administration (“FDA”). As a result of the manufacturing problems at the Allston plant, the Company recently entered into a consent decree with the FDA which included, inter alia, the following terms:

•                  An up-front disgorgement of past profits of $175 million;

•                  A requirement that Genzyme move “fill/finish” operations out of the Allston plant for Cerezyme, Fabrazyme and Thyrogen sold within the United States by November 28, 2010, and by August 31, 2011 for products sold outside the United States.  Should Genzyme not be able to meet these deadlines, the FDA can require the Company to disgorge 18.5 percent of revenue for these products;

•                  If Genzyme docs not meet certain milestones relative to the 2-3 year remediation plan, the FDA can require Genzyme to pay $15,000 per day, per affected drug, until compliance milestones are met; and

•                  Once the remediation plan is fully completed, FDA will require five years of oversight and annual reports submitted by a third party consultant.

Sanofi’s Approach to Genzyme

33.                                  For at least a month, Sanofi has been quietly pursuing the possibility of a friendly acquisition of Genzyme for a substantial premium. The New York Times reported on July 23, 2010 that Sanofi made a takeover approach to Genzyme two weeks prior and was “waiting for a reply.”

34.                                  However, on July 26, 2010, it was reported that Genzyme had rebuffed Sanofi’s offer.

35.                                  On July 28, 2010, in the wake of Genzyme’s rejection, it was reported that Sanofi’s board had authorized a formal bid of $70 per share or a total of $18.6 billion for the Company. Other industry speculation placed Sanofi’s likely offer anywhere between $67 and $75 dollars per share, which comports with analyst valuations. Lazard Capital Markets analyst William Tanner indicated “[f]undamentally, we estimate that Genzyme stock is worth $58 per share, but the stock may trade on a takeover basis and we view $73 as a reasonable price.” Genzyme shareholders agree.   According to Sam Isaly, managing partner of OrbiMed Advisors LLC, a long time investor that holds a 0.9% stake in Genzyme, “I suspect a figure in the $70 range will be enough.”

36.                                  As reported by Bloomberg on August 3, 2010, the Genzyme Board has relented and entered into “talks” with Sanofi relating to a possible sale of the Company.

37.                                  However, nearly two weeks later, nothing has emerged from these alleged discussions and, according to media reports, discussions may continue for weeks. The lack of urgency on the part of Genzyme to pursue a sale was underscored by one U.S. hedge manager who noted that he “wouldn’t be surprised if we didn’t see an offer until September with the August slowdown.”

Genzyme’s Unwillingness to Engage in Good Faith Negotiations

38.                                     Reports of protracted discussions between Sanofi and Genzyme, with no end in sight in light of the French holiday slowdown, provide Genzyme with a convenient cover for its true goal: to avoid a sale of the Company completely.

39.                                     Defendant Termeer and the Board stubbornly refuse to genuinely and in good faith consider a sale of the Company that would maximize value for its public shareholders. In fact, Termeer has spent most of 2010 “telling people that his company…is determined to remain independent.”

40.                                     In addition, the presence of so-called “activist” investor Carl Icahn, and his two appointees to the Board, has not guaranteed that the Board will consider Sanofi’s offer, or any other value-maximizing offer, in good faith. After doubling his stake in Genzyme to roughly 4.8 million shares, on February 22, 2010, Icahn announced that he would seek election of himself and three associates to the Company’s board at the annual shareholder meeting, and he appeared poised to push the Company towards a sale.

41.                                     However, on June 9, 2010, on the eve of the shareholder vote, the Company announced that it had settled its proxy contest with Icahn. Pursuant to the settlement, Icahn agreed to withdraw his slate of four nominees for the Board and vote his Company stock in favor of the Company’s nominees. In exchange, the Company agreed to appoint Defendants Burakoff and Ende to serve as directors of the Company.

42.                                  Media reports on the settlement of the proxy contest indicate that Defendant Whitworth helped to broker the “peace treaty” between Icahn and the Company. Commenting on the resolution, Whitworth stated: “It’s always good to have everyone inside the same tent.”

43.                                  Whitworth’s eagerness to squash Icahn’s aggressive push to sell the Company is understandable in light of the fact that Whitworth and Relational began buying stock in the Company in the third quarter of 2008, when it traded as high as $83.25.

44.                                  Indeed, Whitworth has been portrayed in the media as a “long-term investor” who “bought much of his stock at higher prices and might have less financial incentive to push for a deal with Sanofi.”

45.                                  Corralling Icahn was critical for Whitworth, as he holds over 10.6 million shares of Company stock according to Genzyme’s 2010 Proxy, a 4% stake in the Company, and he stands to lose a significant amount of money if the Company is sold in the reported range of Sanofi’s bid. As Capstone Global Markets merger arbitrage specialist Sachin Shah put it “Relational is looking at this, they’re saying, we’ve owned this a while, we owned it in the 80s, why would we sell?”

46.                                  Icahn was apparently placated by the appointment of Defendants Burakoff and Ende to the Board, as he has mellowed from his aggressive push towards a sale of the Company and, instead, now supports the Board and Genzyme’s continued independent existence. Following the settlement of the proxy contest, Icahn noted: “I am always pleased when a proxy fight can be avoided. I believe Drs. Burakoff and Ende will add significant medical and financial expertise to the Genzyme board. I am also very heartened that the Genzyme board recently brought on Ralph Whitworth, a longtime activist, as a director, and announced that Dennis Fenton will shortly be added to the board as well.”

47.                                  Identifying the addition of Defendants Burakoff, Ende, Whitworth, and Fenton to the Board as a good outcome for shareholders, Icahn stated, “New oversight at the director level will help this great company achieve its full potential.”

48.                                  Similarly, Termeer viewed the settlement of the proxy contest as an affirmation of Genzyme’s continued existence as an independent company: “This agreement provides a pragmatic and constructive solution that allows us to focus on continuing to strengthen and build the [C]ompany to create value for our shareholders.”

49.                                  Termeer went on to state that after resolving the proxy contest, the Company wasn’t for sale and that it was, rather, focused on the future: “we can get away from that conflict and start to run the company again, moving forward with the very, very exciting developments we have ahead of us.”

Defendant Termeer’s Optimism is Unfounded.

50.                                  On a personal level, Termeer noted that he plans to continue leading the Company until its manufacturing defects are resolved and, accordingly, he plans to step down in 2011.

51.                                  Remarkably, as observed by The Boston Globe, Termeer is “fond of reminding people that Genzyme shares traded for as much as $83 each two years ago, and he believes his company’s stock can get back to those levels again.” This has led to speculation that “Genzyme would try to hold out for a minimum sale price in that range.”

52.                                  Termeer’s confidence notwithstanding, there is little to indicate that such a quick recovery is likely. Even if the Company can distance itself from past manufacturing problems and, instead, benefit from positive reaction to its pipeline, Boston Globe business columnist Steven Syre indicated that this would take a “a steady stream of good news... probably a few years- to see Genzyme shares climb back near their old highs again.”

53.                                  If it takes Genzyme shares three years to reach their potential, and Termeer is planning on stepping down in 2011, there is obvious uncertainty as to who would be running the Company in the final two years of its recovery. As Syre wondered: “who would be running the company during the final two [years]? The chief executive to be named later? That’s a lot to take on faith.”

54.                                      In fact, a three year recovery period may be overly optimistic. A Company spokesman recently indicated that the Company estimates it will take “3 or 4 years to complete all the work in our remediation plan” for the Company’s manufacturing problems. In addition, according to the Wall Street Journal, “the three-to four-year process won’t actually begin until the plan is submitted to the FDA in the fourth quarter [of 2010].”

55.                                      Yet there is no guarantee that the Company will resolve its manufacturing issues in this time frame, if at all.  Industry sources have recently acknowledged the risk Sanofi would be taking on in acquiring Genzyme “since it’s not clear whether Genzyme’s manufacturing problems have been resolved.” As recently as August 9, 2010, in a Form 10-Q filed with the SEC, the Company indicated that it had “identified additional inventories that did not meet our quality specifications. Our decision to discard these inventories has resulted in a second quarter write off of $6.5 million in addition to the $21.9 million write off previously reported” which resulted in a loss for the Company during this period. The Company identified the discarded drugs as Cerezyme, Fabrazyme, the thyroid medicine Thyrogen, and cholesterol drug Cholestagel.

56.                                 Marc Booty, asset manager at Pictet Asset Management has noted “if Genzyme says ‘no’ [to Sanofi], they have to show investors how they will get the share price back to the price of the offer.  It will be difficult for them to say “We didn’t want to.” The fact is, with on-going manufacturing problems, a prolonged perhaps indefinite recovery period, and potential instability in its management structure moving forward, the Company cannot adequately explain to its shareholders how it plans to remain independent and raise its share value to the reported range of Sanofi’s bid, $67-$75, let alone the $83 price per share that Termeer quotes. Stated another way, the Company cannot adequately explain to its shareholders why it is failing to negotiate in good faith with Sanofi and, further, failing to engage in an open and honest process of evaluating a possible sale of the Company.

Board’s Failure to Engage Other Potential Bidders

57.                                  The Board’s desire to avoid a sale of the Company, despite a potentially value-maximizing offer and the highly contingent nature of its recovery, is especially galling given the attention the Company has attracted from potential suitors other than Sanofi, including major pharmaceutical companies like GlaxoSmithKline (“GSK”) and Johnson & Johnson. GSK reportedly asked Genzyme to “keep it in mind if [it] considered selling itself.”

58.                                  This is to say nothing of expected interest from large Japanese drug makers whom observers have identified as possible “wild cards” to enter the bidding for Genzyme. Indeed, in its July 26, 2010 report on Genzyme, Collins Stewart noted the interest the Company had attracted from pharmaceutical suitors and indicated that “a large-pharma-GENZ transaction could make strategic sense.”

59.                                  Given such interest, a bidding war for Genzyme is possible. Underscoring shareholder desire for the Board to engage such interest to maximize value, Sven Borho of OrbiMed Advisors observed, “If two or three companies get involved in bidding, the $80s are achieved really easily.”

60.                                  Media reports have similarly indicated that “the Company is likely to fetch $80 a share- or more- only if it can draw other suitors into a bidding war.” (emphasis added).

61.                                  Shareholders are getting restless with the Board’s reluctance to actively embrace the possibility of selling the Company and engaging suitors in open, honest, and good faith negotiations. As Mr. Borho indicated, “The Board has a duty to shareholders. If there’s a pretty significant bid coming, they have to take it seriously.”

62.                                 Yet Genzyme and its Board appear content to engage in nominal “talks” with Sanofi for weeks on end, with no end in sight, through the French holiday. Such a drawn-out timetable is not the mark of a motivated Board acting in the best interest of its shareholders to maximize value. The Board has failed to act with the sense of urgency its public shareholders deserve, by either engaging Sanofi meaningfully and in a timely manner or, perhaps more fruitfully, taking steps to instigate a bidding war amongst major pharmaceutical companies.

COUNT I

AGAINST THE INDIVIDUAL DEFENDANTS FOR BREACH OF FIDUCIARY DUTY

63.                                 Plaintiff repeats and realleges the allegations above as if fully set forth herein.

64.                                 The Individual Defendants have a duty to maximize the Company’s value for the stockholders’ benefit. Thus, the Individual Defendants have an obligation to act in a neutral manner in order to get the highest value reasonably obtainable for the shareholders.

65.                                 The Individual Defendants were and are under a duty:

(a)         to engage in good faith negotiations and other actions with Sanofi and any other potential bidder to obtain the best possible offer for Genzyme and its stockholders;

(b)        to act in the interests of the equity owners;

(c)         to maximize shareholder value;

(d)        to obtain the best financial and other terms when the Company’s independent existence could be materially altered by a transaction;

(e)         to abstain from deploying any entrenchment and defensive measures to prevent Genzyme stockholders from receiving and accepting a valid and value-maximizing offer for their Genzyme shares; and

(f)           to act in accordance with their fundamental duties of due care and loyalty.

66.                                  The Individual Defendants cannot discharge their fiduciary duty by simply refusing to negotiate or failing to negotiate in good faith with Sanofi or any other potential bidder.

67.                                  By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and as part of a common plan and scheme, are in breach of their fiduciary duties to Plaintiff and the other members of the Class and are attempting unfairly to deprive Plaintiff and other members of the Class of the opportunity to realize the full and fair value of their Genzyme shares. The Individual Defendants have been presented with the opportunity to pursue potential offers for all Genzyme shares at a substantial premium over the existing market price.  If the offers are not adequately pursued and the Individual Defendants fail to engage in good faith negotiations relative to these offers, Genzyme shareholders will be deprived of the opportunity for substantial gains on their investment in the Company and be irreparably damaged thereby.

68.                                  By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to negotiate and investigate a potential sale of the Company in good faith in the exercise of their fiduciary obligations toward Plaintiff and the other Genzyme public stockholders.

69.                                  As a result of the actions of the Individual Defendants, Plaintiff and the other members of the Class have been and will be damaged in that they will not have the opportunity to receive their fair proportion of the value of Genzyme’s assets and businesses and will be prevented from obtaining appropriate consideration for their shares of Genzyme common stock.

70.                                 Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class, which may lead to the withdrawal of a potential offer, which will prevent the Class from receiving its fair proportionate share of Genzyme’s valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class.

71.                                 Plaintiff and the Class have no adequate remedy at law. WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in its favor and in favor of the Class and against defendants as follows:

A.                                   Declaring that this action is properly maintainable as a class action;

B.                                     Declaring and decreeing that the Individual Defendants have breached their fiduciary duties to the Plaintiff and Genzyme stockholders by their failure to adequately inform themselves regarding the potential offer by Sanofi and/or any additional offer, and their failure to pursue the best available transaction for Genzyme stockholders.

C.                                     Enjoining defendants’ defensive maneuvers or other defensive tactics designed to prevent Genzyme stockholders from receiving and accepting a valid and value-maximizing offer for their Genzyme shares;

D.                                    Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of shareholders, including negotiating fully and in good-faith with Sanofi and/or any other entity;

E.                                      Awarding Plaintiff and the Class appropriate damages;

F.                                 Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees;

G.                                Granting such other and further relief as this Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: August 16, 2010	By its attorneys,

GILMAN AND PASTOR, LLP

/s/ David Pastor
David Pastor (BBO #391000)
63 Atlantic Avenue, 3rd Floor
Boston, MA 02110
Telephone: (617) 742-9700
Facsimile: (617) 742-9701
dpastor@gilmanpastor.com

Of Counsel:

BARROWAY TOPAZ KESSLER

MELTZER & CHECK, LLP

Marc A. Topaz

Lee D. Rudy

Michael C. Wagner

J. Daniel Albert

J. Quinn Kerrigan

280 King of Prussia Road

Radnor, Pennsylvania 19087

Telephone: (610) 667-7706

Attorneys for Plaintiff

Chester County Employees Retirement Fund